Via Facsimile and U.S. Mail
Mail Stop 4720

December 17, 2009

Mr. Craig A. Tooman
EVP, Finance & Chief Financial Officer
Enzon Pharmaceuticals, Inc.
685 Route 202/206
Bridgewater, NJ 08807

Re: Enzon Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
DEF 14A filed April 13, 2009
File No. 0-12957

Dear Mr. Tooman:

        We have completed our review of your Form 10-K and related filings and have no
further comments at this time.

                                                Sincerely,

                                                Gus Rodriguez
                                                Accounting Branch Chief